Exhibit 1.1

Chief Financial Officer Radware Ltd. Meir Moshe Tel: +972-3 766-8610 Corporate Relations Radware Inc. Joyce Anne Shulman Tel: +1 201 785 3209 ir@radware.com

For Immediate Release

Radware Announces 3Q 2010 Earnings Conference Call

TEL AVIV, ISRAEL; October 4, 2010. Radware (NASDAQ: RDWR), a leading provider of integrated application delivery solutions for business-smart networking, today is announcing that it has organized its Earnings call to present its third quarter 2010 financial results.

Earnings Conference Call Details
Radware management will host a call Wednesday October 27, 2010 at 08:45am ET to discuss third quarter 2010 results and the company’s outlook for 2010. Please call the following dial-in numbers to participate:

Participants in the US call: Toll Free (877) 392 9880

Participants Internationally call: +1 760 666 3769

Please find a link to the upcoming webcast presentation on the following web page:

http://www.radware.com/Company/InvestorRelations/default.aspx

About Radware
Radware (NASDAQ:RDWR), a global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.